**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

May 9, 2019

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In the Matter of

**Vermundi Inc.**
**29 Court Drive**
**Shrewsbury, NJ 07702**

**ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No. 024-10821

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      Vermundi Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on May 9, 2019.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


                        Vanessa Countryman
                        Acting Secretary